Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Entertainment Properties Trust:

We consent to the use of our reports dated February 24, 2012, with respect to the consolidated balance sheets of Entertainment Properties Trust and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Kansas City, Missouri

July 31, 2012